MANOR PRIVATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

MANOR PRIVATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Financial Statement

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SEC FILE NUMBER
8-68117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Manor Private Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

S Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

257 Rowayton Avenue
(No. and Street)

Norwalk	CT	06853
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Cohen	(203) 557-6070	ecohen@cohenandassociates.com
(Name)	(Area Code-Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name - if individual, state last, first, and middle name)

5 West 37th Street, 4th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

12/20/2018	6529
(Date of Registration with PCA0B)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(l)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Daly_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Manor Private Capital LLC_____, as of __12/31_____ ' 2 __025__ . is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Managing Member _____

This filing** contains (check all applicable boxes):

- ⊠ (a) Statement of financial condition.
- ○ (b) Notes to consolidated statement of financial condition.
- ⊠ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-l or 17 CFR 240.18a-l, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 24O.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-l, 17 CFR 240.18a-l, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 24O.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 24O.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 24O.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____ _____ _____ _____

**To *request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FULVIO & ASSOCIATES. L.L.p.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.ffilviollp.coin

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Manor Private Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manor Private Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fulvio & Associates, LLP

We have served as the Company's auditor since 2024.

New York, New York

February 26, 2026

MANOR PRIVATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS		
Cash	$	233,788
Investment banking fees receivable		559,338
Other assets		11,491
Total Assets	$	804,617
LIABILIITES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	15,136
Commitment		
Member's Equity		789,481
Total Liabilities and Member's Equity	$	804,617

See accompanying notes to statement of financial conditon.

MANOR PRIVATE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

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1. Nature of business

Manor Private Capital, LLC (the "Company"), is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), both effective May 6, 2009. The Company's business is primarily comprised of investment banking fees for private placement services, and strategic advisory services in connection with the private placement of securities. The Company operates from an office located in Norwalk, CT.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") ") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") which requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes

Revenue Recognition

The Company recognizes revenues in accordance with *ASC Topic 606, Revenue from Contracts with Customers*. Its core principle is that revenue is recognized to depict the transfer of promised goods or services in the amount expected to be realized in exchange, all according to customer agreements.

Private placement fees are typically recognized upon the "successful" closing of the underlying securities placement transaction. At that point, the Company has satisfied its performance obligations; the transaction price is known or estimable; and the Company has determined that collection is probable.

The Company may receive retainer and progress payments during the course of its private placement engagements. If such payments represent an advance on the success fee, revenue is recognized upon the successful placement closing. If such payments represent separate fees, revenue is recognized upon the Company's completion of its performance obligations per the customer agreement.

The Company recognizes revenue on advisory services engagements as the Company completes its performance obligations stated in the customer agreement, subject to the Company's determination that collection is probable.

Investment Banking Fees Receivable

At December 31, 2025, Private placement success fees receivable amounted to $559,338, primarily consisting of private placement success fees. These receivables are due for payment under the terms of the customer agreements.

The Company concluded that no allowance for credit losses was required at December 31, 2025 based upon its assessment of the receivable balances in accordance with *ASC Topic 326, Financial Instruments – Current Expected Credit Losses ("CECL")*. This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset.

MANOR PRIVATE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

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2. Summary of significant accounting policies (continued)

The Company's collectability evaluation using the CECL framework considered factors such as historical experience, credit quality, age of balances, current and forecasted economic conditions, as well as other matters that reasonably affected the expectation of collectability. Based upon this broad CECL review, the Company's best judgment was that the receivables balance at December 31, 2025 was fully collectable.

Lease

The Company accounts for its lease agreements in accordance with *ASC Topic 842 Leases*. For the year ended December 31, 2025, the Company had no lease agreements subject to *ASC Topic 842*. The Company elected the option under *ASC Topic 842* to exclude leases with original terms of 12 months or less. The lease cost of such short-term leases is recognized on a straight-line basis.

Income Taxes

The Company is a single member limited liability company and treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code ("IRC") provides that the Company's income or loss is passed through to the member for income tax purposes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.. The Company has identified the Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw funds. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, changes in partner's equity, and cash flows

Use of Estimates

The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MANOR PRIVATE CAPITAL, LLC

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3. **Fair value of financial instruments**

Financial instruments including investment banking fees receivable are carried at amounts that approximate fair value due to generally negligible credit risk and the interest charge option. See Note 2.

4. **Net capital requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $218,652 which was $213,652 in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to capital was 0.07 to 1.

5. **Related party transactions**

Pursuant to an expense sharing agreement, the sole Member provides office space and the related expenses on behalf of the Company. The Company either reimburses the Member for all expenses which the Broker-Dealer retains a direct or indirect benefit, or the expense is classified as a capital contribution to the Broker-Dealer. A schedule of expenses to be reimbursed is prepared on a monthly basis.

6. **Concentrations**

The Company periodically maintains significant cash balances in a single financial institution, which at times may exceed federally insured limits. Management does not anticipate any material losses as a result of this concentration.

For the year ended December 31, 2025, 100.0% of revenues earned were from two customers.

7. **Recently Issued Accounting Pronouncements**

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statement. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statement.

8. **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statement was issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in the Company's financial statement.